QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Alliance Atlantis Reports
First Quarter Financial Results

Financial Highlights:

  •
  Consolidated Revenue $265 million — up 25% compared to prior year's quarter

  •
  Consolidated EBITDA $39 million — up 17% compared to the prior year's quarter despite underperformance from Motion Picture Distribution

  •
  Consolidated Net earnings $23.2 million ($0.52 per share) compared to Net loss of $2.0 million ($0.05 per share) in the prior year's quarter

  •
  Outstanding performance from Entertainment on strength of CSI franchise — EBITDA contribution $31 million compared to $7 million in the prior year's quarter

  •
  Interest expense decreased $9 million compared to prior year's quarter — reflects new capital structure and lower cost of debt capital

  •
  Consolidated Net debt $386 million — compared to $429 million in previous quarter

  •
  Management reconfirms financial guidance released on March 31, 2005

Operating Highlights:

  •
  HGTV and Food Network Canada delivered their largest audiences of any season since their respective launches(1)

  •
  Specialty Networks attract record audiences during 31 Days of Great TV initiative

  •
  Canadian broadcast premiere of The Real Da Vinci Code on History Television becomes highest-rated program to air in network's history

TORONTO, CANADA — May 16, 2005 — Alliance Atlantis Communications Inc. today announced financial and operating results for the first quarter ended March 31, 2005.

"We are very pleased with the operating accomplishments for the first three months of 2005," said Michael MacMillan, Chairman and Chief Executive Officer. "Broadcasting delivered strong results and we are particularly pleased with the results from Entertainment, where the CSI franchise continues to deliver as expected."

(1)
Source: NMR Mo-Su 6a-6a Ad 25-54 AMA HGTV 10/97- current, Food 10/2000-current

Three months ended March 31, 2005 compared to three months ended March 31, 2004

For the three months ended March 31, 2005, consolidated revenue increased to $264.8 million compared to $211.6 million in the prior year's period representing a 25% increase. Broadcasting contributed $62.5 million — up 12%; Motion Picture Distribution generated $100.3 million, representing an increase of 5%; and Entertainment's revenue contribution was $101.7 million — up a strong 70% compared to the prior year's quarter.

The CSI franchise accounted for 88% of Entertainment's first quarter revenue (2004 — 63%) and all of first quarter gross profit (2004 — 82%).

Consolidated EBITDA* for the three months ended March 31, 2005 was $38.7 million compared to $33.1 million in the prior year's period. Broadcasting recorded $16.1 million compared to $17.5 million in the prior year's quarter; Motion Picture Distribution recorded a loss of $1.7 million compared to a positive contribution of $16.3 million in the prior year's quarter; and on the strength of the CSI franchise, Entertainment's EBITDA contribution was $31.2 million compared to $6.9 million in the prior year's quarter.

Operating earnings * (which exclude income taxes, discontinued operations — net of tax, investment gains and losses and foreign exchange gains and losses) were $31.2 million for the three months ended March 31, 2005 — compared to $4.2 million in the prior year's period. Net operating earnings * were $24.2 million in the quarter, representing the previously described operating earnings (net of $7.0 million of taxes), compared to net operating earnings of $0.6 million recorded in the same period last year (net of $3.6 million of taxes). On a diluted per share basis, net operating earnings were $0.55 compared to $0.01 in the prior year's period.

Net earnings for the three months ended March 31, 2005, were $23.2 million — compared to Net losses of $2.0 million in the same period last year. Diluted earnings per share were $0.52 based on a weighted average 44.2 million shares outstanding compared to diluted loss per share of $0.05 based on a weighted average 42.9 million shares outstanding in the prior year's period.

Operating Highlights

"In each of our businesses we continue to maintain our strategic direction, execute innovative campaigns and capture audiences in record numbers," said Mr. MacMillan. "Our core Broadcast business continues its record of sustained growth. As well, the CSI franchise is achieving outstanding results as we expected. Results from Motion Picture Distribution reflect an underperforming first quarter release slate and the fact that certain print and advertising expenses were required to be booked in the first quarter with corresponding revenue to be recorded in the second quarter and beyond. Motion Picture Distribution management remains confident in their outlook and has reconfirmed their 2005 financial guidance."

2

Broadcasting

For the quarter ended March 31, 2005, both advertising and subscriber revenues were up over the prior year's period. In the first quarter of 2005, subscriber revenues increased by 10% over the prior year's period and total advertising revenue was up 15%. Advertising revenue for our English channels (excluding contra and web sales) was up 21%. EBITDA for the first quarter was modestly impacted due to the timing of advertising revenues within the year compared to the amortization of program rights. For the full year, Broadcasting expects to meet its EBITDA guidance that was released on March 31, 2005.

Our channels led the television industry in audience growth for the first three months of 2005, with a combined audience growth of 17% among adults 25-54 — almost three times faster than the specialty industry average of 6%.(2) During winter 2005, Showcase Action had the largest Adult 25-54 audiences of all Canadian New Specialty networks.(3)

(2)
Source:    NMR — Winter 2005 vs. Winter 2004 (Ad 25-54 Mo-Su 6a-6a AMA) wk 19-31 2005 vs. wk 19-31 2004
(3)
Source: Nielsen Media Research, Average Minute Audience, 01/03/05-03/27/95

The strong audience numbers in the first quarter were also driven in part by our participation in the industry-wide initiative, 31 Days of Great TV, which ran during the month of January. Our digital channels attracted record audiences during this period, and during the 31 Days Of Great TV, Showcase Action had the third highest audience of all Canadian Specialty Networks in digital homes.(4)

The Canadian broadcast premiere of The Real Da Vinci Code on History Television attracted 628,000 viewers (2+), making it the highest-rated program to air in the network's history.(5) In addition, the phenomenal success of The Million Pound Property Experiment Marathon, which aired on HGTV in March, set new records for HGTV including the highest-rated single day (6a-6a) of programming in the network's history.(6)

Motion Picture Distribution **

The first quarter results for Motion Picture Distribution primarily reflects the underperformance of theatrical releases in the quarter and the timing of the release of Sin City in Canada and Downfall in the UK.

(4)
Source:    Nielsen Media Research, 49 English Language Canadian New Specialty Networks + 26 English Language Canadian Specialty Networks launched pre 2001 among Digital Cable & Satellite Households only, Mon-Sun 6a-6a, Adult 25-54 Jan 3-30/05
(5)
Source:    Nielsen Media Research: Average Minute Audience, Viewers 2+, 2 play cumulative (9pm + 1am), (03/23/05)
(6)
Source:    Nielsen Media Research, Average Minute Audience, Adults 25-54, October 17, 1997-March 27, 2005)

3

Consistent with Canadian GAAP, the Partnership expensed the majority of theatrical print and advertising costs related to these titles in the current period. Both of these titles have outperformed management's expectations but revenue will not be recognized until the second quarter and beyond. As with other major motion picture distributors, the Partnership's 2005 theatrical slate is weighted toward the second half of the year.

Results for the remainder of 2005 are expected to reflect a strong slate of theatrical and DVD releases in each territory. In Canada, the Partnership expects significant contributions from Sin City as well as Monster in Law starring Jane Fonda and Jennifer Lopez and the summer comedy Wedding Crashers starring Owen Wilson and Vince Vaughn. Momentum Pictures' slate of theatrical releases includes the acclaimed Downfall, Broken Flowers starring Bill Murray and The Dark starring Sean Bean. In Spain, the Partnership will release In Good Company and Valiant, an animated feature from the producers of Shrek. Valiant has already been received positively in the UK and France and will be distributed by Disney in North America.

Management of the Partnership advised in their quarterly press release and conference call, that they expect a strong theatrical and DVD slate in each of Canada, the UK and Spain for the balance of the year. Partnership management remains confident in their outlook and reconfirmed their 2005 financial guidance that was released on March 31, 2005.

For further details on the Partnership's first quarter financial results and the 2005 theatrical release slate noted above, please refer to the Movie Distribution Income Fund press release dated May 10, 2005.

Entertainment

The CSI franchise, comprised of CSI: Crime Scene Investigation, CSI: Miami and CSI: NY continues to drive Entertainment and deliver outstanding results for Alliance Atlantis. 22 episodes of the CSI franchise were delivered in the first quarter of 2005 compared to 16 in the prior year's period.

The Company continues to leverage the CSI franchise internationally, and international sales of CSI: Crime Scene Investigation, CSI: Miami and CSI: NY remain strong and continue to grow. The CSI franchise has also delivered outstanding results through weekend syndication and second-window cable sales in the U.S. market. CSI: NY continues to be the highest-rated new series on CBS, attracting nearly 14 million viewers each week.

Closing Comments

"In 2005, Alliance Atlantis marks its tenth anniversary as a leading specialty broadcaster," said Mr. MacMillan. "I believe that the first quarter of 2005 has laid the foundation for solid results for the year, and we remain focused on our goal of continuing to deliver growing audience numbers and improved returns for our shareholders."

4

Annual General Meeting

The Company's Annual General Meeting of Shareholders will be held in Toronto, at the Design Exchange, 234 Bay Street, Toronto, on June 15, 2005 at 10 am.

About Alliance Atlantis Communications

In 2005, Alliance Atlantis Communications Inc. celebrates its 10th anniversary as a leading specialty broadcaster, continuing to offer Canadians recognizable, high-quality brands boasting targeted, high-quality programming across 13 specialty channels. The Company co-produces and distributes a limited number of television programs in Canada and internationally, including the hit CSI franchise, and holds a 51% limited partnership interest in Motion Picture Distribution LP, Canada's leading motion picture distribution business. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.NV.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

Certain statements and information included in this report constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Alliance Atlantis to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The words or phrases "guidance", "expect", "anticipate", "estimates", and "forecast" and similar words or expressions are intended to identify such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Alliance Atlantis undertakes no duty to update or revise its forward-looking statements, including its earnings outlook, because of new information, future events or otherwise.

This earnings report contains the unaudited consolidated balance sheets, earnings statements and statements of cash flows for the three months ended March 31, 2005 and the three months ended March 31, 2004.

* Non-GAAP financial measures

The Company uses EBITDA, direct profit (loss), operating earnings (loss), and net operating earnings (loss) to gain a better understanding of the results of the business. These non-GAAP financial measures are not recognized under Canadian or United States GAAP. These non-GAAP financial measures are provided to enhance the user and investor understanding of the Company's historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of the Company's core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss), operating earnings (loss), and net operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before under noted, which are earnings before amortization, interest, equity losses in affiliates, minority interest, unusual items, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 13 to the Company's unaudited interim consolidated financial statements. Operating earnings (losses) has been defined as earnings (loss) from operations before under noted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings are defined as operating earnings, net of an applicable portion of income tax.

5

Net debt is defined as the Company's revolving credit facility, senior subordinated notes and term loans, net of cash and cash equivalents.

While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, earnings (losses) before under noted, earnings (loss) from operations before under noted and discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached unaudited interim consolidated financial statements. In addition, the Company's calculation of EBITDA, operating earnings (loss) and net operating earnings (loss) may be different than the calculation used by other companies and therefore comparability may be affected. A reconciliation of these non-GAAP financial measures to the most directly comparable measures calculated in accordance with Canadian GAAP is presented on pages 23 to 25 of the Company's Management's Discussion and Analysis.

** Alliance Atlantis holds a 51% limited partnership interest in Motion Picture Distribution LP (the "Partnership"), a motion picture distributor in Canada, the U.K. and Spain. The balance of the Partnership is owned by Movie Distribution Income Fund (TSX: FLM.UN).

Shareholder and Investor Information

Stock Exchange Listings:
Toronto Stock Exchange — AAC.A, AAC.NV.B
NASDAQ — AACB

 Webcast of Call:
A live audio internet webcast of Alliance Atlantis
Communications' quarterly earnings conference call with
analysts took place on May 16, 2005 at 10:30 a.m. ET.
The call is archived and available for replay at
www.allianceatlantis.com/corporate/inv_relations/aa.asp.	Investor Contacts:
W. Judson Martin
Senior Executive Vice President
and Chief Financial Officer
Tel: (416) 967-1174

Andrew Akman
Vice President, Corporate Development and Investor Relations
Tel: (416) 967-1174
Investor's Line: (416) 966-7272	E-mail Inquiries: investor@allianceatlantis.com
Internet website: www.allianceatlantis.com	Transfer Agent: Computershare Trust Company of Canada 100 University Avenue 11th Floor Toronto, Ontario M5J 2Y1

6

Exhibit 99.2

March 31, 2005
Consolidated Financial Statements and
Supplemental Information
For the Three Months Ended
March 31, 2005 and 2004
(unaudited)

The interim Consolidated Financial Statements for the three month periods ended March 31 have not been reviewed by an auditor.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

MANAGEMENT REPORT

        The accompanying unaudited interim consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. ("the Company") are the responsibility of management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements and supplemental information have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements and supplemental information include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

        In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's unaudited interim consolidated financial statements and recommends their approval by the Board of Directors.

May 16, 2005

W. JUDSON MARTIN Senior Executive Vice President and Chief Financial Officer	RITA A. MIDDLETON Senior Vice President, Finance — Corporate Group

2

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)
(in millions of Canadian dollars)

	March 31, 2005	December 31, 2004	March 31, 2004
Assets
Cash and cash equivalents	100.1	55.0	101.8
Accounts receivable	322.9	372.2	245.2
Investment in film and television programs (note 3):
Broadcasting	188.1	185.2	180.5
Motion Picture Distribution	184.4	186.8	151.0
Entertainment	207.5	195.3	263.4
Development costs	0.6	1.2	3.2
Property and equipment	42.7	43.7	50.2
Assets related to discontinued operations (note 10)	—	—	6.7
Investments	15.8	16.4	18.1
Future income taxes	120.4	128.4	86.2
Other assets	21.8	23.9	30.3
Broadcast licences	108.7	108.7	109.3
Goodwill	209.6	212.6	152.5

	1,522.6	1,529.4	1,398.4

Liabilities
Accounts payable and accrued liabilities	518.2	528.1	497.2
Income taxes payable	48.2	57.2	38.2
Liabilities related to discontinued operations (note 10)	—	—	3.1
Deferred revenue	33.0	40.4	21.5
Term loans (note 5)	486.2	483.6	78.2
Senior subordinated notes (note 6)	—	—	393.4
Minority interest	60.1	67.4	44.8

	1,145.7	1,176.7	1,076.4

Shareholders' Equity
Share capital and other (note 7)	730.6	725.7	720.3
Deficit	(349.3)	(372.5)	(404.2)
Cumulative translation adjustments	(4.4)	(0.5)	5.9
	376.9	352.7	322.0

	1,522.6	1,529.4	1,398.4

Commitments and contingencies (note 12)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

3

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

For the three months ended March 31,
(unaudited)
(in millions of Canadian dollars — except per share amounts)

	2005	2004
Revenue
Broadcasting	62.5	55.9
Motion Picture Distribution (note 13)	100.3	95.4
Entertainment (note 13)	101.7	59.9
Corporate and Other	0.3	0.4

	264.8	211.6

Direct operating expenses	186.5	145.6

Direct profit
Broadcasting	32.3	31.9
Motion Picture Distribution (note 13)	10.2	21.5
Entertainment (note 13)	35.5	12.3
Corporate and Other	0.3	0.3

	78.3	66.0

Operating expenses
Selling, general and administrative	39.7	30.1
Stock-based compensation	(0.1)	2.8

	39.6	32.9

Earnings (loss) before undernoted and discontinued operations
Broadcasting	16.1	17.5
Motion Picture Distribution (note 13)	(1.7)	16.3
Entertainment	31.2	6.9
Corporate and Other	(6.9)	(7.6)

	38.7	33.1

Amortization, including development costs charges	3.7	6.5
Interest (note 8)	5.5	14.6
Minority interest	(1.7)	7.8

Earnings from operations before undernoted and discontinued operations	31.2	4.2
Investment gains (note 9)	—	(0.3)
Foreign exchange losses	1.3	2.6

Earnings before income taxes, and discontinued operations	29.9	1.9
Provision for income taxes	6.7	3.1

Net Earnings (Loss) before discontinued operations	23.2	(1.2)
Discontinued operations, net of tax (note 10)	—	(0.8)

Net Earnings (Loss) for the period	23.2	(2.0)

Earnings (Loss) per Common Share before discontinued operations
Basic (note 11)	$0.53	$(0.03)
Diluted (note 11)	$0.52	$(0.03)

Earnings (Loss) per Common Share
Basic (note 11)	$0.53	$(0.05)
Diluted (note 11)	$0.52	$(0.05)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

4

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

For the three months ended March 31,
(unaudited)
(in millions of Canadian dollars)

	2005	2004
Deficit — beginning of period	(372.5)	(402.2)
Net earnings (loss) for the period	23.2	(2.0)

Deficit — end of period	(349.3)	(404.2)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

5

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

For the three months ended March 31,
(unaudited)
(in millions of Canadian dollars)

	2005	2004
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	23.2	(2.0)
Items not affecting cash
Amortization of film and television programs:
Broadcasting	25.3	21.1
Motion Picture Distribution	29.0	17.8
Entertainment	37.4	44.3
Development costs charges	0.6	2.8
Amortization of property and equipment	2.6	2.9
Amortization of other assets	0.9	2.0
Investment gains	—	(0.3)
Minority interest	(1.7)	7.8
Future income taxes	8.0	(1.5)
Unrealized net foreign exchange losses	0.8	6.5
Stock-based compensation	0.7	0.4
Investment in film and television programs:
Broadcasting	(28.2)	(21.4)
Motion Picture Distribution	(26.2)	(15.4)
Entertainment	(49.1)	(61.1)
Development cost expenditures	—	(2.8)
Net changes in other non-cash balances related to operations	22.3	8.2
Discontinued operations	—	0.5

	45.6	9.8

Investing activities
Property and equipment	(1.6)	(0.9)
Long-term investments	0.6	—
Other	—	0.4

	(1.0)	(0.5)

Financing activities
Repayment of long-term debt	—	(1.2)
Distributions paid to minority interest	(3.7)	(3.5)
Issue of share capital	4.2	2.5
Discontinued operations	—	(0.7)

	0.5	(2.9)

Change in cash and cash equivalents	45.1	6.4

Cash and cash equivalents — beginning of period	55.0	95.4

Cash and cash equivalents — end of period	100.1	101.8

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

6

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005
(unaudited)
(in millions of Canadian dollars, except per share amounts)

The Company is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. The Company's three principal business activities are Broadcasting, Motion Picture Distribution and Entertainment. (See note 13)

1.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended December 31, 2004, as set out in the December 2004 Corporate Report.

  In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flow. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended December 31, 2004, except as discussed in note 2.

  Discontinued Operations

  The results of discontinued operations have been presented on a one-line basis, net of the provisions for income taxes, in the statements of earnings. Amortization expense, interest, direct operating costs and income taxes have been allocated to discontinued operations. General corporate overheads have not been allocated to discontinued operations. (See note 10).

2.     ACCOUNTING CHANGES

  During the three months ended March 31, 2005, the Company adopted the following accounting policies:

  Variable Interest Entities

  Effective January 1, 2005, the Company is required to follow Accounting Guideline 15 (AcG 15) — Consolidation of Variable Interest Entities (VIEs). AcG 15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. AcG-15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both.

  Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 1, 2005, the Company implemented AcG 15, retroactively without the restatement of prior periods, and as a result, the Company consolidates non-VIE entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary. The adoption of AcG 15 had no material impact on the Company's statement of earnings.

7

3.     INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Broadcasting	Motion Picture Distribution	Entertainment
March 31, 2005
Theatrical Release
Released, net of accumulated amortization	—	135.9	13.0
Not released	—	16.6	—
Advances on unreleased films	—	16.3	—
Acquired library, net of accumulated amortization	—	8.8	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	6.8	173.6
Acquired library, net of accumulated amortization	—	—	18.6
Programs in progress	—	—	2.3
Broadcasting rights, net of accumulated amortization	188.1	—	—

	188.1	184.4	207.5

	Broadcasting	Motion Picture Distribution	Entertainment
December 31, 2004
Theatrical Release
Released, net of accumulated amortization	—	137.0	11.0
Not released	—	15.8	—
Advances on unreleased films	—	21.3	—
Acquired library, net of accumulated amortization	—	8.4	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	4.3	161.3
Acquired library, net of accumulated amortization	—	—	19.4
Programs in progress	—	—	3.6
Broadcasting rights, net of accumulated amortization	185.2	—	—

	185.2	186.8	195.3

	Broadcasting	Motion Picture Distribution	Entertainment
March 31, 2004
Theatrical Release
Released, net of accumulated amortization	—	126.7	16.4
Not released	—	10.3	—
Advances on unreleased films	—	14.0	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	224.6
Acquired library, net of accumulated amortization	—	—	20.4
Programs in progress	—	—	2.0
Broadcasting rights, net of accumulated amortization	180.5	—	—

	180.5	151.0	263.4

8

4.     REVOLVING CREDIT FACILITIES

	March 31, 2005	December 31, 2004	March 31, 2004
Corporate revolving credit facility — authorized	175.0	175.0	300.0
Corporate revolving credit facility — drawn	—	—	—
Corporate revolving credit facility — available	148.1	148.2	232.1
Distribution LP revolving credit facility — authorized	25.0	25.0	25.0
Distribution LP revolving credit facility — drawn	—	—	—
Distribution LP revolving credit facility — available	25.0	25.0	25.0
Distribution LP revolving term credit facility — authorized	50.0	50.0	—
Distribution LP revolving term credit facility — drawn	—	—	—
Distribution LP revolving term credit facility — available	50.0	50.0	—

  (a)   Corporate revolving credit facility:

    On December 20, 2004 the Company completed a refinancing of substantially all of its existing corporate credit facilities.

    The corporate revolving credit facility will mature on December 20, 2009. The facility is redeemable in all or in part at the option of the Company under certain conditions.

    Advances under the corporate revolving credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points.

    Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the corporate revolving credit facility.

    The original corporate senior revolving credit facility provided up to $300.0 in available committed credit bearing interest at rates ranging from the Banker's Acceptance rate and LIBOR plus a margin of 75 to plus 300 basis points, and the Canadian prime rate and the US base rate plus a margin of up to 175 basis points.

    As at March 31, 2005, the Company had unused corporate credit facilities aggregating $148.1 (December 31, 2004 — $148.2; March 31, 2004 — $232.1) net of outstanding letters of credit of $26.9 (December 31, 2004 — $26.8; March 31, 2004 — $67.9).

    The availability of the corporate revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

  (b)   Distribution LP revolving credit facilities:

    On October 15, 2003, as part of the creation of Movie Distribution Income Fund ("the Fund"), Motion Picture Distribution L.P. ("Distribution LP") negotiated a revolving credit facility which provided up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 100 to 200 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 200 to 300 basis points. The facility was a 364-day facility that could have been extended for a further 364 days upon request. If the facility was not extended it was deemed converted to a non-revolving credit facility and any outstanding advances would have been converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

    In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 of the term loan facility to the new revolving term credit facility. Additionally, $25.0 in new credit was authorized, creating a new revolving term credit facility of $50.0. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred banking fees of $1.0 as a result of the restructuring of the facilities, which have been deferred and are being amortized.

    Substantially all of the assets of Distribution LP and certain of its subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and term loan, discussed in note 5.

    As at March 31, 2005, Distribution LP had unused credit facilities aggregating $75.0 (December 31, 2004 — $75.0; March 31, 2004 — $25.0).

9

    The availability of the revolving credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

5.     TERM LOANS

	March 31, 2005	December 31, 2004	March 31, 2004
Term Loan A Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus up to 75 basis points, maturing December 20, 2009 (US$108.6) (note 17)	131.4	130.6	—
Term Loan B Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin of 175 basis points, maturing December 20, 2011 (US$250.0) (note 17)	302.4	300.5	—
Distribution LP non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 100 to 200 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 200 to 300 basis points, maturing October 15, 2006	50.0	50.0	75.0
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	0.9	1.0	2.6
Obligations under capital lease	1.5	1.5	0.6

	486.2	483.6	78.2

  The principal amount of all advances under the US$ denominated Term Loan A and Term Loan B Credit Facilities will be repaid in 19 and 27 consecutive quarterly instalments, respectively, commencing June 30, 2005.

  Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the Term Loan A and B Credit Facilities.

  The availability of Term Loan A and B Credit Facilities is subject to the Company maintaining interest and indebtedness coverage ratios.

  In May 2004, the Distribution LP non-revolving term facility was modified resulting in $25.0 of the non-revolving term facility balance being transferred to the new revolving term credit facility. (see note 4)

  The Distribution LP non-revolving term facility is secured by security interests over substantially all of the assets of Distribution LP, a pledge by Distribution LP and MP Canada Holdings Inc., a wholly-owned subsidiary of Distribution LP, of the shares or other ownership interests of its subsidiaries, a guarantee by Movie Distribution Holding Trust ("Holding Trust") supported by a pledge by the Holding Trust of its LP Units, a secured guarantee of Distribution LP's obligations from each of its direct and indirect subsidiaries (other than Alliance Atlantis Cinemas), and an assignment of Distribution LP's rights in the principal distribution output agreements.

  The availability of the non-revolving term facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

10

  Required principal repayments are as follows:

2005	10.1
2006	66.4
2007	23.1
2008	42.8
2009	55.8
Thereafter	288.0

486.2

6.     SENIOR SUBORDINATED NOTES

  On December 20, 2004 the Company successfully completed a refinancing of substantially all of its existing credit facilities and repaid its senior subordinated notes.

  On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest was payable semi-annually on June 15 and December 15. The notes were redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may have been required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes were subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

  On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carried the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

7.     SHARE CAPITAL AND OTHER

	Number of shares		Value of shares
	Class A Voting Shares	Class B Non-Voting Shares	Class A Voting Shares	Class B Non-Voting Shares	Contributed Surplus	Total
Balance, December 31, 2004	2,845,071	40,387,164	39.8	683.0	2.9	725.7
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,842,754)	1,842,754	(25.7)	25.7	—	—
Shares issued from exercise of stock options and other employee programs	3,130	258,144	—	4.2	—	4.2
Transfer of contributed surplus for exercised stock options	—	—	—	—	—	—
Stock option expense	—	—	—	—	0.5	0.5
Deferred share units expense	—	—	—	—	0.2	0.2

Balance March 31, 2005	1,005,447	42,488,062	14.1	712.9	3.6	730.6

  The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

  The weighted average fair value of the stock options granted during the three months ended March 31, 2005 was $13.45 per option. As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting

11

  compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

8.     INTEREST

	Three months ended March 31, 2005	Three months ended March 31, 2004
Revolving credit facilities	0.5	0.8
Term loans	6.2	1.3
Senior subordinated notes	—	12.9
Interest (income) and other	(1.9)	(0.3)
Interest capitalized during the period	—	(1.3)

	4.8	13.4
Amortization of deferred financing costs	0.7	1.2

	5.5	14.6

  The weighted average interest rate for the three months ended March 31, 2005 was 4.7% (March 31, 2004 — 11.7%).

9.     INVESTMENT GAINS

  During the three months ended March 31, 2004, the following investment gain was recognized:

  In November 2003, the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership in exchange for cash consideration, 255,349 Series 1 Limited Partnership Units and the right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieved certain cash flow targets. During the three months ended March 31, 2004, an investment gain of $0.3 was recognized as a result of marking this right to market. During the year ended December 31, 2004 these cash flow targets were met. As a result, at December 31, 2004, the right was converted to a cost investment and is no longer marked to market.

10.   DISCONTINUED OPERATIONS

  As part of the Entertainment restructuring plan in December 2003 (see note 14), a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented.

  The Entertainment restructuring plan is complete and the Discontinued Businesses have been disposed of or wound down.

  The following tables present selected financial information for the Discontinued Businesses:

	Three months ended March 31, 2005	Three months ended March 31, 2004
Revenue	—	2.7
Direct profit	—	0.7
Loss before income taxes	—	(0.8)
Provision for (recovery of) income taxes	—	—
Loss from discontinued operations	—	(0.8)
Basic loss per common share	—	(0.02)
Diluted loss per common share	—	(0.02)

12

	March 31, 2005	December 31, 2004	March 31, 2004
Bank indebtedness	—	—	(0.6)
Accounts receivable	—	—	4.3
Property and equipment	—	—	2.1
Other assets	—	—	0.9

Total assets	—	—	6.7

Accounts payable and accrued liabilities	—	—	3.0
Term loans	—	—	0.1

Total liabilities	—	—	3.1

  The balance sheets of the Discontinued Businesses have been reported as part of Entertainment in the segmented information presented in note 13.

11.   EARNINGS (LOSS) PER COMMON SHARE

  The basic weighted average common shares outstanding for the three months ended March 31, 2005 were 43.4 (2004 — 42.9).

  The diluted weighted average common shares outstanding for the three months ended March 31, 2005 were 44.2 (2004 — 42.9).

12.   COMMITMENTS AND CONTINGENCIES

  In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $21.5 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

13.   SEGMENTED INFORMATION

  The Company reports its results of operations in seven reportable segments, grouped into three principal business activities representing broadcasting, the motion picture distribution group of segments and the entertainment group of segments. Broadcasting consists of the Company's specialty television channels, which include 'fact and fiction' and 'lifestyle' programming. Motion picture distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain with a minority interest held by unit holders of the Movie Distribution Income Fund. The motion picture distribution group of segments is comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Alliance Atlantis Cinemas ("Cinemas"). Domestic Distribution includes the acquisition and distribution of film and television programs in Canada. Momentum includes the acquisition and distribution of film and television programs in the United Kingdom. Aurum includes the acquisition and distribution of film and television programs in Spain. Cinemas includes the exhibition of motion pictures through a chain of niche-focused movie cinemas in Canada. Entertainment has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. Under the restructuring plan, described in note 14, the Entertainment group no longer produces prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. The Entertainment group focuses its operations upon the acquisition of distribution and other rights to content, rather than in-house production. Entertainment is comprised of two reportable segments: CSI and Other. CSI represents the Company's interest in the three CSI television series: CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY. Corporate and Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business.

13

  During the year ended December 31, 2004, the Company made changes with respect to its reportable segments. The previous segment, Entertainment, is now made up of two reportable segments: CSI and Other. The Company's previous Motion Picture Distribution segment now comprises four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas. Goodwill of $2.0 previously allocated to Motion Picture Distribution is now allocated to Domestic Distribution. Goodwill of $108.7 previously allocated to Entertainment has been allocated $76.3 to CSI and $32.4 to Other. As a result of these changes, comparative financial information has been adjusted.

  Management focuses on and measures the results of operations based on direct profit and earnings before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment with the exception of the CSI segment. Management focuses on and measures the results of the CSI segment based on direct profit. Direct profit is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the film and television program or specialty television channel generating revenue. In the case of the Company's entertainment and motion picture distribution businesses, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising costs incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs. Earnings before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

  Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

  (a)
  Information on the Company's three principal business activities is as follows:

	Broadcasting	Motion Picture Distribution	Entertainment	Other	Total
March 31, 2005
Goodwill	42.4	60.9	106.3	—	209.6
Total assets	426.9	420.4	571.8	103.5	1,522.6
Additions to property and equipment	0.5	0.2	—	0.9	1.6
Additions to goodwill	—	—	—	—	—
March 31, 2004
Goodwill	41.8	2.0	108.7	—	152.5
Total assets	427.8	270.7	698.8	1.1	1,398.4
Additions to property and equipment	0.2	0.1	0.1	0.5	0.9
Additions to goodwill	—	—	—	—	—

    Revenues, as presented on the consolidated statements of earnings (loss) for the quarter ended March 31, 2005 are net of intersegment sales of programming of $5.5 (2004 — $4.0) from Motion Picture Distribution — Domestic Distribution to Broadcasting, and nil (2004 — $1.8) from Entertainment — Other to Broadcasting.

14

  (b)
  Information on reportable segments of the motion picture distribution group is as follows:

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
March 31, 2005
Revenue	67.8	20.6	8.8	3.1	100.3
Direct profit	9.6	(0.1)	0.3	0.4	10.2
Earnings (loss) before undernoted and discontinued operations	0.5	(1.3)	(1.1)	0.2	(1.7)
Goodwill	2.0	12.3	46.6	—	60.9

Total assets	180.3	89.1	144.3	6.7	420.4

Additions to property and equipment	0.2	—	—	—	0.2
Additions to goodwill	—	—	—	—	—
March 31, 2004
Revenue	73.8	18.3	—	3.3	95.4
Direct profit	17.4	3.6	—	0.5	21.5
Earnings before undernoted and discontinued operations	13.6	2.3	—	0.4	16.3
Goodwill	2.0	—	—	—	2.0

Total assets	166.6	92.8	—	11.3	270.7

Additions to property and equipment	0.1	—	—	—	0.1
Additions to goodwill	—	—	—	—	—

    The following table outlines further information on Motion Picture Distribution:

	Theatrical	Video/DVD	Television	Total
Three months ended March 31, 2005
Domestic Distribution	10.4	45.2	12.2	67.8
Momentum Pictures	5.0	9.7	5.9	20.6
Aurum	0.9	5.0	2.9	8.8
Alliance Atlantis Cinemas	3.1	—	—	3.1

	19.4	59.9	21.0	100.3

Three months ended March 31, 2004
Domestic Distribution	21.0	36.3	16.5	73.8
Momentum Pictures	8.3	8.6	1.4	18.3
Aurum	—	—	—	—
Alliance Atlantis Cinemas	3.3	—	—	3.3

	32.6	44.9	17.9	95.4

    Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

15

  (c)
  Information on reportable segments of the Entertainment group is as follows:

	CSI	Other	Total
Three months ended March 31, 2005
Revenue	89.8	11.9	101.7
Direct profit (loss)	36.4	(0.9)	35.5
Three months ended March 31, 2004
Revenue	37.5	22.4	59.9
Direct profit	10.1	2.2	12.3
  (d)
  Geographical information, based on customer location, is as follows:

	Three months ended March 31, 2005	Three months ended March 31, 2004
Revenue
Canada	143.9	151.9
United States	35.8	10.0
United Kingdom	22.4	21.0
Spain	11.3	2.0
Other Foreign	51.4	26.7

	264.8	211.6

    All of the Company's broadcast licences and the majority of the Company's capital assets are in Canada. With the exception of goodwill and other intangibles arising from the acquisition of Aurum in May 2004, all of the Company's goodwill and other intangibles are in Canada.

    A breakdown of the Company's Broadcasting revenue is as follows:

	Three months ended March 31, 2005	Three months ended March 31, 2004
Subscriber	29.3	26.6
Advertising and other	33.2	29.3

	62.5	55.9

14.   Review of Operations of Entertainment

  In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

  The total cost of the Entertainment restructuring plan was $227.6. The restructuring is complete and management does not expect to incur further costs related to the restructuring.

  As at March 31, 2005, $1.0 of employee costs remain unpaid.

16

15.   Business Acquisitions

  During the year ended December 31, 2004, the following business acquisitions occurred:

  (a)
  On May 12, 2004 Distribution LP acquired 100% of the issued and outstanding shares of Aurum, a Spanish based company that distributes motion pictures in all media (theatrical, video/DVD and television), for cash consideration of $55.2, which included $1.8 in cash expenses.

    The purchase price was funded through increased borrowing under Distribution LP's credit facility, and issuance of Ordinary LP Units. Distribution LP entered into an amended and restated credit agreement with its lenders to increase the authorized borrowing under its credit facility from $100.0 to $125.0. The Fund completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit. The Fund applied the gross proceeds of the private placement to acquire 1,436,000 Ordinary LP Units of Distribution LP. In order to maintain its 51.0% interest in Distribution LP, the Company acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 from the offering of Ordinary LP Units.

    The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The purchase price has been allocated as follows:

Net assets acquired
Cash	20.5
Accounts receivable	25.2
Investment in film and television programs
Released, net of accumulated amortization	39.1
Not released, Film advances	6.8
Property and equipment	0.5
Goodwill	61.9
Customer relationships	2.9
Future income taxes	3.8
Prepaid expenses and other assets	0.5

Total assets acquired	161.2

Less: liabilities assumed
Accounts payable and accrued liabilities	16.7
Distribution and participation liabilities	55.2
Deferred revenue	6.6
Revolving credit facility	27.5

Net assets acquired	55.2

    The purchase price allocation has been prepared based on all relevant information, including consideration of the findings of professional valuators. The Company finalized the purchase price allocations and made adjustments resulting in an increase to customer relationships and future income taxes and a reduction to goodwill. The Company is pursuing resolution of certain closing matters. On settling these contingencies, any adjustment will result in a change in the purchase price of the acquisition.

  (b)
  In June 2004, the Company purchased the remaining 5% minority interest in IFC — The Independent Film Channel Canada for cash and other consideration of $0.6. The acquisition has been accounted for by the purchase method and has resulted in an increase to goodwill of $0.6. As a result of the transaction, IFC — The Independent Film Channel Canada is now wholly owned.

  (c)
  During the year ended December 31, 2004, the Company made revisions to certain purchase equations as a result of adjustments to exit and restructuring accruals made on the acquisition of certain subsidiaries. The revisions resulted in a decrease in goodwill of $1.7.

17

16.   Distribution LP Compensation Plans

  (a)   Company funded plans:

    The Company has established a Consideration Pool Plan, an Equity Bonus Pool Plan and a Capital Pool Plan for the benefit of certain qualifying employees of Distribution LP. The Company will fund 100% of these compensation plans, not Distribution LP.

    Consideration Pool Plan    Under the Consideration Pool Plan, participating Distribution LP employees will be entitled to cash retention payments from a pool of up to $6.0 to be paid over a four-year period, commencing in February 2005 and terminating January 2008. Payments to be made under this Plan will be recognized as compensation expense as earned by the participating employees throughout the term of this plan. For the three months ended March 31, 2005, Distribution LP recognized $2.2 of compensation expense under the Consideration Pool Plan (2004 — nil).

    Equity Bonus Pool Plan    Under the Equity Bonus Pool, participating employees will be entitled to cash awards from a pool of up to $10.0 upon conversion or sale of Subordinated LP Units of Distribution LP owned by the Company. Payments to be made under this plan will be recognized as a compensation expense as earned by the participating employees over the expected life of the plan, which is based on management's estimate of the Conversion Date (as defined in the Limited Partnership Agreement). For the three months ended March 31, 2005, Distribution LP recognized $0.6 of compensation expense under the Equity Bonus Pool Plan (2004 — nil).

    Capital Pool Plan    Under the Capital Pool Plan, participating employees will be granted up to 600,000 options to purchase preferred shares of an indirect subsidiary of the Company at an exercise price of $0.01 per share.

    Provided that Distribution LP meets certain cash distribution targets, the options will vest at the rate of 25% per calendar year on December 31 of each year commencing in 2005. If vesting does not occur on December 31 of any calendar year because the distribution targets were not satisfied, the options that were to have vested will be carried forward and will vest on the date when the missed cash distribution payments are subsequently made. If the missed cash distribution payments are not made prior to the conversion date (as defined in the Limited Partnership Agreement), the options will terminate.

    After an option has been exercised, participants will have the right to exchange the preferred shares received for Subordinated LP Units from the Company's existing holdings (or if the exercise occurs on or after the conversion date, Ordinary LP units) on a one-for-one basis. If this right is exercised, the Company will have the right to substitute the Subordinated LP Units to be delivered with (i) Fund units (ii) cash or (iii) any combination of Subordinated LP Units, Fund units and cash.

    In addition to the options granted to participating employees, on a quarterly basis effective October 1, 2004, the General Partner will pay to each participant, as additional employment income, an amount equal to the quarterly distributions that the Company would be paid on the 600,000 Subordinated LP Units set aside under this Plan ("Employment Distribution Amount"). The Company will have no further rights to receive distributions on the 600,000 Subordinated LP Units governed by this Plan.

    For the three months ended March 31, 2005, Distribution LP recognized $0.5 of compensation expense under the Capital Pool Plan (2004 — nil).

    As a result of the establishment of the above noted employee compensation plans, the Distribution LP Long Term Incentive Plan was amended in February 2005, effective January 2004.

  (b)   Distribution LP funded plans:

    Distribution LP Long Term Incentive Plan ("LTIP")    Effective January 1, 2004, certain key employees and officers of Distribution LP became eligible to participate in the LTIP. Under the LTIP agreement (amended February 2005, effective January 2004), Distribution LP will set aside a pool of funds based upon the amount, if any, by which the Fund's distributable cash per unit for the entire year, exceeds certain defined distributable cash per unit threshold amounts. The pool of funds will be transferred to a Plan Trustee, which will use the entire amount transferred to purchase Fund units on the open market. The Plan Trustee will hold the Fund units until such time as ownership vests to each participant. Units held in trust will vest as to one-third of the units 30 days after the Trustee's of the Fund approve the audited financial statements for the corresponding year and as to one-third on each of the two subsequent anniversaries of that date. LTIP participants will be entitled to receive distributions on all Fund units held for their account prior to the applicable vesting date. Unvested units held by the Trustee for LTIP participants will be forfeited if the participant resigns or is terminated for cause prior to the applicable vesting date, and those Fund units will be sold and the proceeds returned to Distribution LP and excluded from future LTIP calculations.

18

    At March 31, 2005, the LTIP provided for awards that may be earned based on the amount by which Distribution LP's distributable cash per unit exceeds a target distribution amount of $1.15 per unit per annum. The base distributable cash amount is subject to adjustment at least every three years. The percentage amount of the excess, which forms the LTIP incentive pool, is calculated as follows:

Excess Amount Percentage	Incentive Amount Percentage
Zero to 5%	5% of any excess amount
> 5% to 10%	5% of any excess amount to 5% 10% of an excess amount over 5%
>10% to 20%	5% of any excess amount to 5% 10% of any excess amount over 5% to 10% plus 20% of any excess amount over 10% to 20%
>20%	5% of any excess amount to 5% 10% of any excess amount over 5% to 10% plus 20% of any excess amount over 10% to 20%, plus 30% of any excess amount over 20%

    For the three months ended March 31, 2005, the Distribution LP recognized $0.5 of compensation expense under the LTIP (2004 — nil).

17.   Subsequent Event

  On April 22, 2005, The Company made prepayments on both the Term Loan A and B Credit Facilities in the amount of US$21.3 and US$5.7, respectively. The prepayments reduced the outstanding balance on the Term Loan A Credit Facility from US$108.6 to US$87.3, and the Term Loan B Credit Facility from US$250.0 to US$244.3.

  $0.4 in deferred financing costs associated with the Term Loan A and B Credit Facilities will be expensed in connection with this prepayment. The 19 and 27 principal instalments on both Term Loan A and B Credit Facilities, respectively, will be adjusted, with the exception of the June 30, 2005 payment attributed to the Term Loan A Credit Facility, which is deemed paid.

18.   Seasonality

  The financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of film and television programs delivered or made available to various media, none of which can be predicted with certainty. Consequently, the financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the licence period has commenced. Minimum guaranteed revenue from motion picture licence agreements are typically recognized when the licence period begins and the motion picture is delivered. Revenue from subsequent licencing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licenced for broadcast in a five-day-a-week format) are recognized on the commencement of the licence agreement and delivery of the film or television program.

  Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and September so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, television revenue is not earned evenly throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and higher in the first, third, and particularly the fourth calendar quarter. As production levels significantly decline, this seasonality has less of an impact on the Company's results of operations.

19.   Comparative Amounts

  Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in the current year.

19

Supplemental Information
For the Three Months Ended
March 31, 2005 and March 31, 2004
(unaudited)

ALLIANCE ATLANTIS COMMUNICATIONS INC.

SUPPLEMENTAL INFORMATION

For the three months ended March 31,
(unaudited)

	2005	2004
Production Deliveries
Motion Pictures (number of films)	—	1.0
Television hours:
CSI Vegas/Miami/New York	22.0	16.0
Drama	—	8.5
Kids	—	8.5

	22.0	33.0

Fact	—	11.0

Broadcasting Paid Subscribers	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
	(millions)
Showcase Television (100%)	6.2	6.2	6.1	6.1
Life Network (100%)	5.6	5.6	5.9	5.9
HGTV Canada (67%)	5.7	5.6	5.1	5.1
History Television (100%)	5.8	5.7	5.6	5.5
The Food Network (51%)	4.4	4.4	4.3	4.2
Series+ (50%)	1.3	1.3	1.3	1.2
Historia (50%)	1.3	1.3	1.3	1.2
Showcase Action (100%)	1.2	1.1	1.1	1.0
Showcase Diva (100%)	1.1	1.0	1.0	0.9
IFC — The Independent Film Channel Canada (100%)	1.0	1.0	0.9	0.9
Discovery Health Channel (65%)	0.8	0.8	0.8	0.7
BBC Canada (50%)	0.9	0.9	0.8	0.8
BBC Kids (50%)	1.0	0.8	0.7	0.4
National Geographic Channel (50%)	0.9	0.8	0.8	0.8

	37.2	36.5	35.7	34.7

Exhibit 99.3

Q1 — 2005
Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended
March 31, 2005 and March 31, 2004
(unaudited)

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	PAGE 3
CONSOLIDATED RESULTS OF OPERATIONS	PAGE 5
SUMMARY OF QUARTERLY RESULTS	PAGE 6
PRIMARY BUSINESS PERFORMANCE	PAGE 7-16
BROADCAST	7-10
MOTION PICTURE DISTRIBUTION	10-14
ENTERTAINMENT	14-16
CORPORATE AND OTHER	16
OTHER STATEMENT OF EARNINGS (LOSS) ITEMS	PAGE 17-18
LIQUIDITY AND CAPITAL RESOURCES	PAGE 18-20
RELATED PARTY TRANSACTIONS	PAGE 20
OUTSTANDING SHARES	PAGE 20-21
OFF BALANCE SHEET ARRANGEMENTS	PAGE 21
MARKET RISK	PAGE 21
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	PAGE 21
ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS	PAGE 21
FINANCIAL INSTRUMENTS	PAGE 22
INDUSTRY RISK AND UNCERTAINTIES	PAGE 22
USE OF NON-GAAP FINANCIAL MEASURES	PAGE 22

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis of the financial position and results of operations is prepared at May 13, 2005, and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the notes therein.

        This report covers the three-month period from January 1, 2005 through March 31, 2005, representing the first quarter of the current fiscal year from January 1, 2005 through December 31, 2005, referred to as Fiscal 2005. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares the quarter ended March 31, 2005 with the quarter ended March 31, 2004.

        This discussion contains forward-looking statements. Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion. The forward-looking information contained herein is current only as at the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview of the Business

        The Company's principal business activities are Broadcasting, Motion Picture Distribution and Entertainment. Over the past few years, the Company has transformed itself into a streamlined, broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and other related activities.

        The Company continues to keenly focus on generating free cash flow (see note on non-GAAP measures on page 22) and making significant and increasing progress in its primary financial objective of reducing indebtedness. Through cost cutting initiatives and the exit of the capital-intensive production business, with the exception of the CSI franchise, as part of the December 2003 restructuring of its Entertainment operations, the Company has been able to increase its operating earnings and cash flow. The exit of the production business was concluded by mid-2004. Also, given the more favourable interest rate environment, the Company successfully completed a refinancing of substantially all of its existing credit facilities in December 2004. The existing $300.0 million revolving credit facility and US$300.0 million 13% senior subordinated notes were replaced by new senior secured credit facilities consisting of a five-year $175.0 million revolving credit facility, a five-year US$108.6 million term loan A credit facility, and a seven-year US$250.0 million term loan B credit facility. Management expects this refinancing to significantly reduce future interest expense, increase cash flow and provide greater long-term capital flexibility. In October 2003, the Company successfully monetized a 49% interest in its motion picture distribution operations that allowed the Company to make significant strides in reducing its overall indebtedness.

        As a result of these initiatives, the Company has focused its operations and dramatically transformed its balance sheet allowing it to maintain capital flexibility and focus on executing its strategies.

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels — Showcase Television, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel, Fine Living Canada and IFC — The Independent Film Channel Canada. Each of these channels carries a strong, clear brand which, the Company believes, enables it to stand out and excel in a competitive marketplace. The channels are aligned in two core genres ("fact and fiction" and "lifestyle") and are supported by a supply of high quality content acquired from leading domestic and international producers. The Company also has a 50% interest in two established Canadian French-language specialty television channels (Series+ and Historia) and a minority interest in three other English-language channels (ONE: The Body, Mind and Spirit Channel, Scream and The Score).

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% indirect ownership interest in Motion Picture Distribution LP ("Distribution LP"), is the largest distributor of motion pictures in Canada in terms of number of releases and box office receipts, with a growing presence in the United Kingdom through Momentum Pictures. It is also the largest independent distributor in Spain through the recently acquired Aurum Producciones, S.A. ("Aurum") (May 2004).

        The Company indirectly owns a 51% limited partnership interest in Distribution LP. Movie Distribution Income Fund (the "Fund"), which trades on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in Distribution LP.

        Distribution LP distributes motion pictures for theatrical release, in video/DVD format and to television broadcasters (conventional/cable/VOD/SVOD). In Canada, Distribution LP has exclusive output agreements with a diverse group of leading independent studios, including New Line Cinema, Miramax Films, Focus Features, Newmarket Films and Remstar. The Company also enjoys a catalogue of approximately 5,500 titles totaling more than 11,000 hours. This library is available for exploitation in video/DVD and television. By releasing a large number of motion pictures through multiple distribution platforms, Distribution LP creates a diversified portfolio of releases, which generates a relatively predictable and stable stream of cash flow. Monthly cash distributions to owners of the units of Distribution LP are paid out of the distributable cash generated by the business.

Entertainment

        The Company is a 50% co-owner and co-producer of the successful CSI franchise, in partnership with CBS Productions, and distributor for territories outside the United States. CSI: Crime Scene Investigation, now in its fifth season, has been licenced in over 200 territories worldwide with over 110 episodes delivered and is currently the #1 dramatic series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/20/04 - 05/01/05), with an average weekly audience of more than 26.3 million viewers, season to date. CSI: Miami, now in its third season, has also been licenced in over 200 territories worldwide with over 65 episodes delivered and is currently one of the top five dramatic series on U.S. television, season to date (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/20/04 - 05/01/05). CSI: NY, in its premiere season, has already been licenced in the U.S.A. and Canada, as well as numerous key international territories including the U.K., France, Germany, Spain and Australia. CSI: NY is the #1 new show for CBS for the 2004/05 Broadcast Season. The Company continues to aggressively licence this valuable franchise in all available international markets.

        The Company also licences its library of approximately 1,000 titles representing approximately 5,000 hours of programming rights to broadcasters, home video distributors and sub-distributors worldwide and produces a limited amount of in-house productions that align with the content needs of Broadcasting.

Corporate and Other

        The Company's Corporate and Other segment is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

Consolidated Results of Operations

        The following table presents a consolidated summary of the Company's operations for the three months ended March 31, 2005 and 2004 (in millions of Canadian dollars):

	March 2005	%(1)	March 2004	%(1)	% Increase (decrease) 2005 over 2004
	(unaudited)		(unaudited)
Revenue
Broadcasting	62.5	23.6	55.9	26.4	11.8
Motion Picture Distribution	100.3	37.9	95.4	45.1	5.1
Entertainment	101.7	38.4	59.9	28.3	69.8
Corporate and Other	0.3	0.1	0.4	0.2	(25.0)

	264.8	100.0	211.6	100.0	25.1

Direct operating expenses
Broadcasting	30.2	48.3	24.0	42.9	25.8
Motion Picture Distribution	90.1	89.8	73.9	77.5	21.9
Entertainment	66.2	65.1	47.6	79.5	39.1
Corporate and Other	—	—	0.1	25.0	—

	186.5	70.4	145.6	68.8	28.1

Direct profit(2)
Broadcasting	32.3	51.7	31.9	57.1	1.3
Motion Picture Distribution	10.2	10.2	21.5	22.5	(52.6)
Entertainment	35.5	34.9	12.3	20.5	188.6
Corporate and Other	0.3	100.0	0.3	75.0	—

	78.3	29.6	66.0	31.2	18.6

Selling, general and administrative	39.7	15.0	30.1	14.2	31.9
Stock-based compensation	(0.1)	—	2.8	1.3	(103.6)

Operating Expenses	39.6	15.0	32.9	15.5	20.4

Earnings (loss) before undernoted (EBITDA(2))
Broadcasting	16.1	25.8	17.5	31.3	(8.0)
Motion Picture Distribution	(1.7)	(1.7)	16.3	17.1	(110.4)
Entertainment	31.2	30.7	6.9	11.5	352.2
Corporate and Other	(6.9)	—	(7.6)	—	9.2

	38.7	14.6	33.1	15.6	16.9

Earnings from operations before undernoted and discontinued operations (operating earnings(2))	31.2	11.8	4.2	2.0	642.9
Net operating earnings(2)	24.2	9.1	0.6	0.3	3,933.3
Net earnings (loss)	23.2	8.8	(2.0)	(0.9)	1,260.0
Adjusted EBITDA(2)	38.7	14.6	33.6	15.9	15.2
Adjusted operating earnings(2)	31.2	11.8	6.4	3.0	387.5
Adjusted net operating earnings(2)	24.2	9.1	2.0	0.9	1,110.0

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted and discontinued operations, net operating earnings, net earnings (loss), adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
See note on non-GAAP measures on page 22.

Summary of Quarterly Results

        The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the twelve months ended March 31, 2005 and March 31, 2004 (in millions of Canadian dollars except for per share amounts):

	Quarter Ended				Quarter Ended
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
	(unaudited)				(unaudited)
Revenue	264.8	323.9	214.4	267.6	211.6	267.8	212.7	159.7
Direct profit (loss)(1)	78.3	98.0	74.7	73.3	66.0	(113.5)	61.4	36.0

Earnings
Earnings (loss) before undernoted (EBITDA)(1)	38.7	50.8	36.8	38.8	33.1	(166.9)	20.6	5.5
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)(1)	31.2	(10.4)	8.5	7.5	4.2	(244.6)	(9.8)	(22.1)
Net earnings (loss) before discontinued operations	23.2	9.1	18.9	7.0	(1.2)	(136.6)	(10.2)	(7.1)
Net earnings (loss)	23.2	9.6	18.9	3.2	(2.0)	(151.7)	(10.8)	(7.1)
Earnings (loss) per Common Share before discontinued operations
Basic	$0.53	$0.21	$0.44	$0.16	$(0.03)	$(3.19)	$(0.24)	$(0.17)
Diluted	$0.52	$0.21	$0.43	$0.16	$(0.03)	$(3.19)	$(0.24)	$(0.17)
Earnings (loss) per Common Share
Basic	$0.53	$0.22	$0.44	$0.07	$(0.05)	$(3.54)	$(0.25)	$(0.17)
Diluted	$0.52	$0.22	$0.43	$0.07	$(0.05)	$(3.54)	$(0.25)	$(0.17)

Note:

(1)
See note on non-GAAP measures on page 22.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

        With respect to Entertainment operations, a large percentage of a television program's revenues is recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced. Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly, the fourth calendar quarter. As production levels significantly decline, this seasonality has less of an impact on the Company's results of operations.

        For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

Primary Business Performance(1)

(1)
Management focuses on and measures the results of its operations based on direct profit and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 13 to the Company's consolidated financial statements). Also see non-GAAP measures on page 22.

        The Company's principal business activities are Broadcasting, Motion Picture Distribution and Entertainment.

Broadcasting

        The Company operates and has a controlling interest in 13 Canadian specialty television channels. It also has a 50% interest in two Canadian French-language specialty channels and a minority interest in three other English-language specialty channels. Canadian specialty television channels are niche programming services, centred around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e., cable, direct-to-home satellite ("DTH") or multipoint distribution system). The Company's channels are focused on two core genres — "fact and fiction" and "lifestyle" programming.

        The Company is committed to growing its broadcasting presence by focusing on four key areas: (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing, and (iv) selectively launching new channels.

  i.
  Continue to develop strong channel brands in-house and with leading international broadcasters. All of the Company's channels have well-developed, recognizable brands. Some have been created by the Company (Life Network, Showcase Television, Showcase Action, Showcase Diva, and History Television). Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel). Each of these brands has been developed to stand out in a competitive marketplace.

  ii.
  Continue to offer high quality programming to support brands and drive ratings. The Company ensures each of its channels offers high quality programming to its viewers. This approach has driven industry leading growth in ratings. For the period January through March of the 2004/2005 broadcast season, three of the Company's established analog channels ranked in the top 10 of all Canadian analog specialty channels with five in the top 20(2)

  . In the same period, the Company also had five of the top 10 ranked new specialty networks(3)

  . Programming is sourced from leading international producers (e.g. HBO; Six Feet Under, Angels in America and Curb Your Enthusiasm), channel partners (e.g. Food Network; Iron Chef America, Rachel Ray and Unwrapped) and the Company itself (e.g. CSI: Crime Scene Investigation and the extensive library of programming rights owned by the Company).

(2)
Source: Nielsen Media Research: Persons 25-54 AMA Mon to Sun 6am to 6am 1/03/05 - 4/3/05

(3)
Source: Nielsen Media Research: Persons 25-54 AMA Mon to Sun 6am to 6am 1/03/05 - 4/3/05

iii.
Continue to lead industry in advertising sales growth with integrated sales and marketing. The Company is an industry leader in terms of advertising sales growth. During the Canadian broadcast year ended August 31, 2004, the Company's advertising sales grew 28% on its analog channels and 64% on its digital channels compared to the Canadian specialty channel industry average of 16% and 64% respectively, as reported by the Canadian Radio-television and Telecommunications Commission ("CRTC"). This leadership position is the result of an innovative and integrated marketing and sales platform and a complementary portfolio of channels, which is primarily targeted at adults aged 25-54, a lucrative and stable demographic segment.

iv.
Selectively launch new channels.    The Company may extend its own brands within Canada by selectively launching new digital channels (e.g., Fine Living Canada launched in September 2004) or VOD/SVOD versions of its existing channels. It may also acquire broadcasting assets that complement its current channel profile.

        The channels earn revenue from two primary sources: monthly fees paid by distribution undertakings based on the number of subscriptions to the channel, and money paid by advertisers who purchase advertising on the channel. Where a specialty service is carried as part of the basic cable package, the subscriber fees are regulated by the CRTC. Where services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors. The Company sells advertising nation-wide through its in-house advertising sales team and retains 100% of the available advertising inventory of approximately 12 minutes per hour. Additionally, other Broadcasting revenues are generated from the rental of facilities and licence fees earned on the distribution of certain programming.

        Continuing a five-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2004. Our channels' total regulated revenue grew by 18% during the broadcast year ended August 31, 2004, compared to an overall industry growth of 9%, as reported by the CRTC. For the broadcast year ended August 31, 2004 the Company held a 12% market share of total regulated revenue in the specialty TV sector.

        The Company signed carriage agreements for all of its digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 780,000 and in excess of 1,100,000 subscribers (with the exception of Fine Living Canada which launched later than the other channels). Out of the approximately 50 digital channels that have launched to date, Nielsen Media research indicates that our seven digital channels launched at that time accounted for 34% of digital television viewers in the 2004 Broadcast Year (year-end August 31, 2004).

        The Company expects its seven established analog channels to demonstrate continued growth in advertising sales. Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's eight digital specialty television channels is expected to be strong in terms of subscriber revenues, as well as in terms of audience growth and advertising revenues.

Results of Operations(4)

(4)
On January 1, 2004, the Company's digital specialty television channels were transferred to Operating Channels from their previous Developing Channels status. Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

        The following table presents a summary of Broadcasting operations for the three months ended March 31, 2005 and 2004 (in millions of Canadian dollars):

Three months ended March 31,	2005	2004	$ Increase (decrease)	% Increase (decrease)
	(unaudited)	(unaudited)
Revenue	62.5	55.9	6.6	11.8
Direct operating costs	30.2	24.0	6.2	25.8
Direct profit	32.3	31.9	0.4	1.3
Operating expenses	16.2	14.4	1.8	12.5

Earnings before undernoted (EBITDA)	16.1	17.5	(1.4)	(8.0)

        For comparative purposes, the following table outlines supplemental information on the Company's Broadcasting revenue that has not been shown on the consolidated statements of earnings (loss) (in millions of Canadian dollars):

	Three months ended March 31,
Broadcasting Revenue	2005	2004
	(unaudited)
Analog channels
Subscriber	22.0	21.0
Advertising and other	31.1	28.2

	53.1	49.2

Digital channels
Subscriber	7.3	5.6
Advertising and other	2.1	1.1

	9.4	6.7

Total Broadcasting	62.5	55.9

        For the quarter ended March 31, 2005, both advertising and subscriber revenues were up over the prior year's period. In the first quarter of 2005, subscriber revenues increased by 10% over the prior year's period and total advertising revenue was up 15%. Advertising revenue for our English channels (excluding contra and web sales) was up 21%.

        For the three months ended March 31, 2005, the analog channels recorded an 8% growth in revenue from $49.2 million to $53.1 million. The increase was primarily the result of growth in advertising revenues, as the Company continues to be a leader in the fundamental shift of Canadian television viewers toward Specialty and Pay television channels from conventional broadcast channels. Advertising and other revenues increased by 10%, primarily driven by analog channels' advertising revenue growth. The growth in advertising revenue reflects growth in audiences, particularly for Food Network Canada and HGTV Canada. The Company's analog channels' advertising revenue growth was driven by rate growth, as well as growth in the inventory sell out rate. The Company expects specialty television advertising revenue share to continue to grow rapidly. According to Neilson Media, Canadian specialty television channels still accounted for only 33% of total Canadian television advertising revenue in 2003/2004 broadcast year even though the English language specialty and pay television audience share in Canada (for both Canadian services and U.S. services such as CNN and A&E) was 52% in 2004. The Company's analog channels' subscriber revenues also saw increases of 5% over the prior year's quarter ending March 31, 2004.

        The digital specialty television channels' revenue was $9.4 million for the three months ended March 31, 2005 compared to $6.7 million for the three months ended March 31, 2004, representing a 40% growth in revenue. This favourable variance is primarily a result of an increase in the number of subscribers. The Company's digital specialty television channels' advertising revenue growth was driven by volume rather than rate as these newer channels continue to attract a growing number of advertisers. The Company's digital specialty television channels were launched towards the end of the September 2001 quarter. As previously noted, the Company has five of the 10 highest rated digital channels season to date.

        Total paid subscribers for the channels in which the Company holds a controlling ownership grew 9%, from 34.1 million subscribers at March 31, 2004, to 37.2 million subscribers at March 31, 2005.

        Broadcasting direct profit increased 1% for the three months ended March 31, 2005 over the three months ended March 31, 2004 as a result of an increase in advertising revenues realized by the Company's analog channels as well as an increase in the number of subscribers of our digital specialty television channels, as previously explained. These gains were offset by increased amortization of broadcast rights as a result of the

Company's planned incremental programming investment to drive ratings, as well as increased Canadian program expenditure ("CPE") requirements due to higher 2004 versus 2003 regulated revenue.

        Broadcasting direct margin decreased to 52% in the three months ended March 31, 2005 compared to 57% in the three months ended March 31, 2004. The decrease in the quarter is a result of increased direct operating expenses due, in part, to regulated CPE requirements noted above, and also the continuing growth of the broadcast library. Direct margin for the current quarter was also modestly impacted due to the timing of advertising revenues within the year compared to the amortization of program rights. Direct margin is expected to improve throughout the year.

        The operating expenses in Broadcasting were $16.2 million for the quarter ended March 31, 2005, compared to $14.4 million for the three months ending March 31, 2004. The net change in operating expenses is related to an increase in advertising and promotion costs to drive ratings noted above, signal delivery costs, as well as higher regulatory fees driven primarily by revenue growth, and partially offset by small decreases in a number of other operating expenses.

        The factors noted above contributed to an 8% decrease in EBITDA in the quarter ended March 31, 2005, compared to the same period in the prior year.

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% ownership interest in Distribution LP, is the largest distributor of motion pictures in Canada, with a growing presence in the United Kingdom through Momentum Pictures. It is also the largest independent distributor in Spain through the recently acquired Aurum Producciones, S.A. (May 2004). The Motion Picture Distribution operations are comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas.

        Motion Picture Distribution generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, and from the exhibition of motion pictures through its chain of cinemas.

        Distribution LP is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts. Over each of the past four years Distribution LP has released an average of 80 theatrical motion pictures, 169 video titles and 190 DVD titles in Canada. Distribution LP has exclusive Canadian distribution arrangements with New Line Cinema, Miramax Films, Focus Features, Newmarket Films and Remstar.

        In addition to its leading market position in Canada, Distribution LP is also developing a growing presence in motion picture distribution in the United Kingdom through its wholly-owned subsidiary Momentum Pictures ("Momentum"). Distribution LP is also the largest independent distributor in Spain through the recently acquired Aurum in May 2004.

        Management believes Distribution LP is the only independent distributor operating in three key territories (Canada, U.K., and Spain) that can collectively represent up to 15% of the global box office. This platform provides it with enhanced access to high quality content, economies of scale with respect to theatrical print and video/DVD duplication costs, as well as spreading fixed costs over a broader base. Distribution LP's strategy is to (i) maintain its leading market position in Canada, (ii) continue to grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

  i.
  Maintain market leadership in Canada.    Distribution LP's strong Canadian market share and consistently strong performance has resulted in excellent relationships with local exhibitors making it an attractive distributor for independent U.S. studios and other producers seeking access to the Canadian market.

  ii.
  Continue profitable international growth.    Distribution LP intends to grow its U.K. and Spanish operations, which had theatrical market shares of 2% and 5%, respectively, in 2004. In both of these regions, the film distribution industry possesses strong fundamentals including growing demand in the theatrical and home entertainment windows especially driven by DVD penetration. In addition, Distribution LP has identified Germany and France as two territories for possible future expansion.

    Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

  iii.
  Exploit library.    Distribution LP has a library of approximately 5,500 titles, totaling more than 11,000 hours, which is licenced to consumers on video/DVD, and to broadcasters (conventional, cable, VOD, SVOD) who have strong demand for motion picture content. Distribution LP typically holds the rights for up to 22 years.

        Domestic Distribution obtains distribution rights for motion pictures primarily through its aforementioned longstanding output agreements with New Line Cinema, Miramax Films, and Focus Features, three of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. A similar model is used in the Spanish operations. Motion Picture Distribution typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. Motion Picture Distribution also holds a 51% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Famous Players Inc. ("Famous Players") that operates a chain of niche-focused movie cinemas in Canada.

        The Company completed an initial public offering for units of the Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49.0% interest in its motion picture distribution business. This sale was concluded through an initial sale of a 42.6% interest in the business to Distribution LP in exchange for 57.4% of the total outstanding LP units plus a promissory note, and then a further sale of a 6.4% interest was completed on the exercise of an over-allotment option by the underwriting group of the Fund. Distribution LP repaid the promissory note from net proceeds it received from the sale of LP units to the Fund, together with drawings on a new term loan from a group of financial institutions.

        In May, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. for cash consideration of $55.2 million including $1.8 million in cash expenses. The purchase price was funded through increased borrowing under Distribution LP's senior credit facility and the issuance of Class A Ordinary Limited Partnership Units ("Ordinary LP Units"). Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Ordinary LP Units of Distribution LP. The Company exercised its preemptive rights and in doing so maintained its 51% interest in Distribution LP, by acquiring 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 million from the offering of Ordinary LP Units. Aurum is the largest independent film distributor in Spain with a 5.0% market share of theatrical box office receipts in 2004. Aurum distributes motion pictures in Spain in all media (theatrical, video/DVD and television) and has a library of over 400 films.

        The Company continues to consolidate the operations of Distribution LP into its results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Although an authorized credit facility, including a $50.0 million term loan and a $50.0 million revolving term credit facility, that has been secured by Distribution LP is non-recourse to the Company, the portion, if any, of the facility that has been drawn is included in the Company's reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

        With the successful initial public offering of units in Movie Distribution Income Fund, the Company was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities.

Results of Operations

        The following table presents a summary of Motion Picture Distribution operations for the three months ended March 31, 2005 and 2004 (in millions of Canadian dollars):

	Three months ended March 31,
	2005	2004	$ Increase (decrease)	% Increase (decrease)
	(unaudited)	(unaudited)
Revenue	100.3	95.4	4.9	5.1
Direct operating costs	90.1	73.9	16.2	21.9
Direct profit	10.2	21.5	(11.3)	(52.6)
Operating expenses	11.9	5.2	6.7	128.9

Earnings before undernoted (EBITDA)	(1.7)	16.3	(18.0)	(110.4)

        The following table outlines further information on Motion Picture Distribution's revenue that has not been shown on the consolidated statements of earnings (loss) (in millions of Canadian dollars)(1).

(1)
Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

	Theatrical	Video/DVD	Television	Total
	(unaudited)
Three months ended March 31, 2005
Domestic Distribution	10.4	45.2	12.2	67.8
Momentum Pictures	5.0	9.7	5.9	20.6
Aurum	0.9	5.0	2.9	8.8
Cinemas	3.1	—	—	3.1

	19.4	59.9	21.0	100.3

Three months ended March 31, 2004
Domestic Distribution	21.0	36.3	16.5	73.8
Momentum Pictures	8.3	8.6	1.4	18.3
Aurum	—	—	—	—
Cinemas	3.3	—	—	3.3

	32.6	44.9	17.9	95.4

        Revenue was $100.3 million for the three months ended March 31, 2005 compared with $95.4 million for the three months ended March 31, 2004, representing an increase of $4.9 million or 5.1%. Aurum contributed $8.8 million in revenue for the quarter ended March 31, 2005. No comparative amount is included for the prior year's quarter as Aurum was acquired in May 2004. Revenue decreased in both Domestic Distribution and Cinemas offset by an increase in Momentum.

        Domestic Distribution's revenue for the three months ended March 31, 2005 decreased $6.0 million or 8.1% to $67.8 million compared to $73.8 million for the three months ended March 31, 2004. Theatrical revenue decreased $10.6 million to $10.4 million reflecting the absence of a theatrical release of Lord of the Rings. In addition, theatrical releases of Son of the Mask and Cursed performed lower than expected at the box office. The decline in theatrical revenue was partially mitigated by the strong video/DVD releases of The Notebook, Shall We Dance and J.M. Barrie's Neverland. Television revenue decreased to $12.2 million compared to the prior year's quarter of $16.5 million.

        Momentum's revenue was $20.6 million for the three months ended March 31, 2005 compared to $18.3 million for the three months ended March 31, 2004. The increase of $2.3 million or 12.6% in revenue is due mainly to increases in both video/DVD and television revenue which are partially offset by a decline in theatrical revenue. Theatrical revenue decreased by $3.3 million to $5.0 million as the prior year's quarter benefited from the successful release of Lost in Translation. Theatrical titles released in the current quarter included Racing Stripes and Vera Drake. The increase of $1.1 million in video/DVD revenue reflects the continued strong video/DVD sales of titles such as The Football Factory, CSI Miami and Eternal Sunshine of the Spotless Mind. Television revenue increased to $5.9 million compared to $1.4 million in the prior year's quarter primarily due to free and pay television sales on titles such as Crossroads, National Lampoon's Van Wilder and Out of Time.

        Aurum contributed $8.8 million in revenue for the three months ended March 31, 2005. Theatrical revenues included releases such as The Phantom of the Opera. Video/DVD releases included Lord of the Rings: The Fellowship of the Ring, Lord of the Rings: The Two Towers and Mindhunters.

        Cinemas revenue was $3.1 million for the three months ended March 31, 2005 compared to $3.3 million for the three months ended March 31, 2004. The decrease was primarily due to a decrease in viewer attendance levels.

        Direct profit is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. For Domestic Distribution, Momentum and Aurum, these costs include the amortization and write-off, if applicable, of investment in film and television programs and direct print and advertising ("P&A") costs incurred to earn revenue. For Cinemas, these costs include the costs of acquiring a film for exhibition, theatre operating costs, advertising and concession costs.

        Direct profit was $10.2 million for the three months ended March 31, 2005 compared to $21.5 million for the three months ended March 31, 2004, representing a decrease of $11.3 million or 52.6%. Direct margin for the three months ended March 31, 2005 decreased to 10.2% compared to 22.5% for the three months ended March 31, 2004. The $7.8 million decrease in direct profit for Domestic Distribution, to $9.6 million for the three months ended March 31, 2005 compared to $17.4 million for the three months ended March 31, 2004, results from lower than expected theatrical performances of Cursed and Son of the Mask which resulted in less revenue being available to defray the P&A costs incurred in promoting the films and the cost of acquiring the distribution rights. Additionally, P&A incurred on Sin City, released in April 2005, further reduced direct profit as no theatrical revenue was recognized to defray the P&A costs.

        Momentum's direct profit declined by $3.7 million to a loss of $0.1 million for the three months ended March 31, 2005 compared to a profit of $3.6 million for the three months ended March 31, 2004. The prior year's quarter benefited from the high margins on the successful release of Lost in Translation while the margin in the current quarter is reflective of the P&A costs incurred on the significant release, in terms of number of prints, of Racing Stripes. The margin on Racing Stripes will improve during the video/DVD window. Additionally, P&A incurred on Downfall, released in April 2005, further reduced direct profit as no theatrical revenue was recognized to defray the cost of P&A incurred in the quarter.

        Aurum contributed $0.3 million in direct profit or a direct margin of 3.4% for the three months ended March 31, 2005. The lower than expected direct margin can be attributed to the lower than expected theatrical performance of The Phantom of the Opera. In addition, Aurum's direct margins have historically been lower than those of Domestic Distribution and Momentum. However, margins are expected to improve as a result of a new video and DVD sub-distribution agreement and new and improved agreements for DVD replication, film prints and media buying.

        Operating expenses increased by $6.7 million to $11.9 million for the three months ended March 31, 2005 compared to $5.2 million for the three months ended March 31, 2004. The increase is primarily due to the increase in Domestic Distribution's operating expense and the addition of $1.4 million in operating expenses for Aurum. As Aurum was acquired in May 2004, no comparative amounts for Aurum are reflected in the prior year's quarter. The increase in Domestic Distribution's operating expenses of $5.3 million is primarily due to the $3.4 million increase in employee costs borne by the controlling partner relating to the Capital Pool Plan, the Equity Pool Plan and the Consideration Pool Plan (refer to note 16 of the Company's unaudited interim consolidated financial statements for further details of Distribution LP's compensation Plans). No amounts for these plans are included in the prior year's quarter. In addition, the Long Term Incentive Plan ("LTIP")

accounted for $0.5 in expenses in the current quarter. No amount is included in the prior year's quarter. Also included in operating expenses is $0.6 million of due diligence costs relating to a potential acquisition opportunity. The remaining increase of $0.8 million is related to professional fees and increased headcount costs as Distribution LP added two senior executive positions.

        The factors noted above contributed to a 110.4% decrease in EBITDA in the three months ended March 31, 2005, compared to the same period in the prior year.

Entertainment

        The Entertainment business co-owns and co-produces the highly successful CSI franchise, acquires and distributes television programs to Canadian, American and international broadcasters, home video distributors, and sub-distributors, and produces a limited amount of in-house productions that align with the content needs of Broadcasting.

        Over the past five years the Company has significantly reduced capital-intensive production activities, as the international market for the type of production the Company traditionally produced has changed fundamentally. In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the year ended December 31, 2004, the Company reduced prime-time drama production to just 72.0 hours, 81% of which were part of the CSI franchise. In the quarter ending March 31, 2005, the Company's prime-time production was 22.0 hours, 100% of which were part of the CSI franchise.

        The Company's Entertainment business is focused on (i) maximizing the value of the CSI franchise; and (ii) exploiting its library of programming rights worldwide.

  i.
  Maximize value of CSI franchise.    The CSI franchise, including CSI: Crime Scene Investigation, CSI: Miami and CSI: NY, is a 50/50 co-owned and co-production joint venture with CBS Productions, a subsidiary of Viacom Inc. The Company receives a 50% share of worldwide profits from all CSI properties in all media formats (after payment of third party participations including residuals and royalties), in perpetuity. Key revenue sources include U.S. network first window licence fees, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home video/DVD, and worldwide merchandising and licencing.

  ii.
  Licence and re-licence international library of program rights worldwide.    The Company continues to licence its library of approximately 1,000 titles, representing approximately 5,000 hours of programming rights. These rights are typically licenced in "bulk" deals to broadcasters and sub-distributors worldwide.

        As discussed in note 28 to the Company's December 2004 Corporate Report, in the face of the continued weakened international demand for prime-time dramatic programming the Company conducted an extensive review of its Entertainment operations and took decisive action in December 2003 to restructure the Entertainment segment. Under the restructuring plan, Entertainment materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. This step enabled the Company to significantly reduce staffing levels and to close certain production-related offices. The restructuring is complete. The total impact of the restructuring on the Company's pre-tax earnings was $227.6 million.

        As part of Entertainment's restructuring plan, a decision was made to sell the Company's post-production businesses as they were no longer considered strategically important to the Company following the curtailment of production activities.

        Following the significant review that was announced in December 2003, Entertainment is now primarily an international distributor of television content with limited involvement in the creation of content. The Company continues to sell titles from its catalogue, which contains approximately 1,000 titles and 5,000 hours, including CSI, from its international television distribution operation.

        The growth in Entertainment is expected to predominantly relate to the CSI franchise. In the fall of 2004 the Company and CBS Productions began producing episodes of a second spin-off to the CSI franchise, CSI: NY. CBS network began airing CSI: NY on Wednesday nights during the 2004/2005 broadcast year starting September 22, 2004. Currently, the Company has licenced international broadcast rights, outside of the United States of America, to both the original CSI: Crime Scene Investigation and its spin-off CSI: Miami to more than 200 territories around the world, sharing worldwide revenues on a 50/50 basis with CBS Productions after certain distribution fees, marketing/distribution expenses, production costs and third-party profit participations. The Company has already secured international licence agreements for CSI:NY in Australia, France, Germany, Spain, the U.K and a number of other international markets.

        Entertainment generates revenue from the production and distribution of the CSI franchise domestically and internationally, the distribution of previously produced and acquired television programming and from the licencing of a limited amount of internally produced factual and kids programming.

        The Entertainment business is comprised of two reportable segments, CSI and Other.

Results of Operations

        The following table presents a summary of Entertainment operations for the three months ended March 31, 2005 and 2004 (in millions of Canadian dollars):

	Three months ended March 31,
	2005	2004	$ Increase (decrease)	% Increase (decrease)
	(unaudited)	(unaudited)
Revenue	101.7	59.9	41.8	69.8
Direct operating costs	66.2	47.6	18.6	39.1
Direct profit	35.5	12.3	23.2	188.6
Operating expenses	4.3	5.4	(1.1)	(20.4)

Earnings before undernoted (EBITDA)	31.2	6.9	24.3	352.2

        The following table presents additional information for the Entertainment business segments for the three months ended March 31, 2005 and 2004 (in millions of Canadian dollars):

	CSI	Other	Total
Three months ended March 31, 2005
Revenue	89.8	11.9	101.7
Direct profit (loss)	36.4	(0.9)	35.5
Three months ended March 31, 2004
Revenue	37.5	22.4	59.9
Direct profit	10.1	2.2	12.3

        The current quarter increase in revenue over the prior year is due to a $52.3 million, or 139%, increase in CSI revenues over the prior year's quarter mainly as a result of the addition of CSI: NY to the franchise, higher DVD/Video revenue, as well as increased international sales, particularly through the Company's participation in exploitation revenues in the United States. The increase was partially offset by decreased Other revenues resulting from fewer deliveries of non-CSI film and television programs as a result of the exit of most of the Company's production business.

        The increase in the CSI revenues for the quarter is the result of the delivery of an increased number of episodes with the addition of CSI: NY to the franchise, as well as increased international sales as noted above. CSI: NY comprised eight of the 22 total deliveries for the CSI franchise in the current quarter, compared to nil of the 16 deliveries in the prior year's quarter. Also, certain licence fees for the franchise were increased substantially as a result of the attainment of certain ratings. The decrease in other revenues is due primarily to the Company's previously articulated strategy of exiting all non-CSI prime time drama production.

        For the quarter ended March 31, 2005, CSI franchise revenue was $89.8 million compared to $37.5 million in the prior year period. This represents 88.3% of Entertainment's revenue compared to 62.6% for the prior year. The CSI franchise accounted for $36.4 million of Entertainment's direct profit in the three months ended March 31, 2005 compared to $10.1 million in the same period in the prior year. CSI is expected to become a larger proportion of Entertainment operating results now that the Company has completed its exit from substantially all non-CSI dramatic production.

        The following table shows the Company's Entertainment production deliveries for the three months ended March 31, 2005 and 2004.

	Three months ended March 31,
Production Deliveries	2005	2004
	(unaudited)
Motion Pictures (number of films)	—	1.0
Television hours:
CSI Vegas/Miami/NY	22.0	16.0
Drama	—	8.5
Kids	—	8.5

	22.0	33.0

Factual	—	11.0

        Entertainment direct margin for the three months ended March 31, 2005 includes a 40.5% margin on CSI revenues compared to 26.9% margin on CSI revenues in the prior year's period. During the prior year ended December 31, 2004, the Company recorded a significant reduction in its investment in film and television programs, representing a reimbursement of production costs to be received over time. As a result of this reduction, sales of the CSI franchise generated higher margins in the quarter and will continue to do so in the future.

        Direct margin on Other Entertainment revenues decreased dramatically. The Company continues to reduce its production activities to a limited amount of production that align with the needs of its broadcasting operations, primarily in the genres of factual and kids programming.

        The decreases in Entertainment operating expenses in the quarter ending March 31, 2005 are primarily the Company realizing the cost savings from the restructuring and expects these savings to continue into the future.

        The above contributed to a 352.2% increase in EBITDA for the three months ended March 31, 2005 over the comparable period in the prior year.

Corporate and Other

        Corporate and Other is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

        Operating expenses in Corporate and Other were $7.2 million in the three months ended March 31, 2005, compared to $7.9 million in the same period in the prior year. The decrease is primarily related to lower stock-based compensation costs attributable to a slight decline in the Company's share price, somewhat offset by increased professional fees related to management's review and assessment of internal controls as required under Sarbanes Oxley and Bill C-198.

Other Statement of Earnings (Loss) Items

        Amortization    Amortization includes development costs charges, amortization of property and equipment, and amortization of other assets. Amortization was $3.7 million for the three months ended March 31, 2005 compared to $6.5 million for the three months ended March 31, 2004. This decrease is mainly a result of a decrease in development costs as a result of the restructuring of our Entertainment operations in December 2003. In the prior year's quarter, $2.8 million in amortization was related to development costs charges, compared to the current quarter of $0.6 million.

        Interest    Interest expense decreased $9.1 million to $5.5 million for the three months ended March 31, 2005 compared to $14.6 million for the three months ended March 31, 2004. The decrease is comprised of a $9.8 million decrease in cash interest expense and a $0.7 million increase in non-cash interest charges.

        The decrease in cash interest is primarily the result of the comprehensive debt refinancing undertaken by the Company in December 2004. Lower interest costs were driven by lower average interest rates due to the replacement of the Company's 13% US$ Senior Subordinated Notes. Also, interest income increased, reducing net interest expense, as a result of interest recognized with respect to long term receivables held by the Company.

        Non-cash interest charges include a decrease in the interest capitalized to investment in film and television programs, which is in line with the Company's strategy to significantly reduce capital intensive production activities. Also, deferred financing cost amortization totals $0.7 million for the quarter ended March 31, 2005 compared to $1.2 million in the prior year's quarter. This decrease is a result of a reduction in deferred financing fees in the prior year as a result of the comprehensive debt refinancing undertaken by the Company in December 2004.

        Net indebtedness (indebtedness less cash and cash equivalents) increased from $369.8 million at March 31, 2004 to $386.1 million at March 31, 2005, an increase of $16.3 million. The increase results from the Company's acquisition of Aurum, and from the $24.0 million premium paid on the redemption of the senior subordinated notes in the December 2004 comprehensive debt refinancing. Net indebtedness decreased from $428.6 million at December 31, 2004 to $386.1 million at March 31, 2005 primarily as a result of free cash flow generated in the quarter ended March 31, 2005.

        Income Taxes    The income tax provision for the three months ended March 31, 2005 increased by $3.6 million to $6.7 million compared to $3.1 million for the three months ended March 31, 2004. The decrease in the Company's tax rate is attributable to the recognition of income in low tax rate jurisdictions, as well as the Company's ability to utilize losses in certain of its businesses.

        Earnings From Operations Before Undernoted And Discontinued Operations (Operating Earnings)    Operating earnings for the three months ended March 31, 2005 was $31.2 million compared to operating earnings of $4.2 million for the three months ended March 31, 2004. Net operating earnings for the three months ended March 31, 2005 was $24.2 million, compared to net operating earnings of $0.6 million for the three months ended March 31, 2004.

        On a per share diluted basis, net operating earnings was $0.55 for the three months ended March 31, 2005 compared to net operating earnings per share of $0.01 for the three months ending March 31, 2004.

        Adjusted Operating Earnings    As defined on page 22, adjusted operating earnings for the three months ended March 31, 2005 was $31.2 million compared to $6.4 million of adjusted operating earnings in the prior year's three months. Adjusted net operating earnings for the quarter ended March 31, 2005 was $24.2 million, compared to adjusted net operating earnings of $2.0 million in the prior year's three months.

        On a per share diluted basis, adjusted net operating earnings was $0.55 for the quarter ended March 31, 2005 compared to adjusted net operating earnings per share of $0.05 in the comparable period in the prior year.

        Investment Gains    Investment gains for the quarter ended March 31, 2005 were nil, compared to $0.3 million gain relating to a mark to market adjustment on one of the Company's investments in the quarter ending March 31, 2004.

        Net Earnings (loss)    The net earnings for the three months ended March 31, 2005 was $23.2 million compared to the net loss of $2.0 million for the three months ended March 31, 2004. On a basic and diluted basis, net earnings per share were $0.53 and $0.52, respectively, for the three months ended March 31, 2005 compared to a basic and diluted net loss per share of $0.05 for the three months ended March 31, 2004.

Liquidity and Capital Resources

Current and Short Term Liquidity

        The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is capital intensive. This results in significant working capital requirements. The Company has historically financed its working capital requirements through a combination of cash flow from operations, the use of revolving credit facilities, and the issuance of debt.

        Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of the revolving credit facility and the current portion of term loans, was a deficiency of $186.5 million at March 31, 2005 compared to a deficiency of $213.1 million at March 31, 2004, representing an improvement of $26.6 million. The most significant contributors to the improvement in the Company's working capital are the increase in accounts receivable caused by the increase in revenue, a decrease in accounts payable, excluding the acquisition of Aurum, caused by the repayment of production financing arrangements and the exit of certain production business, and the increase in operating cash flow offset by increases in income taxes payable and deferred revenue.

        The Company's operating cash flow (see note on non-GAAP measures on page 22 for the definition and calculation of operating cash flow) for the three months ended March 31, 2005 was an inflow of $21.7 million compared to an inflow of $0.7 million for the three months ended March 31, 2004, representing an increase of $21.0 million. This variance is due to an increase in operating earnings and a net reduction in investment in film and television programs and reflects the Company's previously articulated strategy to significantly reduce its capital-intensive production activities. In the quarter ended March 31, 2005, the Company reduced prime time drama production to just 22 hours, all of which was part of the CSI franchise. This compares to 24.5 hours in the prior year's quarter, 27.5 hours in the quarter ended two years prior, and 49 hours in the quarter ended three years prior.

        The Company's free cash flow (see note on non-GAAP measures on page 22 for the definition and calculation of free cash flow) for the three months ended March 31, 2005 was an inflow of $44.6 million compared to an inflow of $9.3 million for the three months ended March 31, 2004, representing an increase of $35.3 million. The quarter ended March 31, 2005 was positively affected by an increase in operating earnings, a net reduction in the investment in film account, and a decrease in accounts receivable balances.

        Deficiencies, if any, in the Company's operating or free cash flow are typically funded by the Company's $175.0 million revolving credit facility or by debt or equity issuances.

        As previously mentioned, the Company's net debt, which comprises the revolving credit facility, term loans and senior subordinated notes, net of cash and cash equivalents, increased over the prior year by $16.3 million, from $369.8 million at March 31, 2004 to $386.1 million at March 31, 2005, primarily as a result of the acquisition of Aurum and the premium paid upon redemption of the Company's senior subordinated notes. This temporary debt increase is not significant and relates to capital transactions that will benefit the Company in the long term. Net indebtedness decreased from $428.6 million at December 31, 2004 to $386.1 million at March 31, 2005 primarily as a result of free cash flow generated in the quarter ended March 31, 2005. The Company remains keenly focused on reducing its overall indebtedness. The Company expects to fund its debt reduction program through operating cash flow, driven in part by the continued ratings success of CSI and increased earnings in our Broadcasting operations.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49% interest in our motion picture distribution business. As planned, these funds were used to significantly pay down the Company's debt. The Company continues to consolidate the operations of Distribution LP into the Company's results. Although a $50.0 million term loan that has been secured by Distribution LP is non-recourse to the Company, it is included in the Company's reported consolidated total indebtedness.

        In addition, the Fund's 49.0% interest in Distribution LP entitles it to at least 49.0% of the cash distributions of Distribution LP. Accordingly, the Company's future cash flows will be impacted by the expected monthly distributions to holders of LP Units. These distributions will be funded through cash flow from operations.

        Commitments    As disclosed in the Company's December 31, 2004 Corporate Report, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, certain broadcast intangible assets, production financing and term loans. The Company plans to fund these commitments through cash flow from operations; however, any deficiencies in this cash flow will be funded by the Company's revolving credit facility.

        As disclosed in note 17 of the Company's unaudited interim consolidated financial statements, in April 2005, the Company repaid US$27.0 million of its term loan A and B credit facilities. Payments on the facilities have been reduced accordingly and as such, these amounts are no longer future cash flow commitments of the Company

        With the exception of the debt prepayment noted above, there have been no other significant changes in the nature or value of commitments since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report for further details of the Company's commitments.

Capital Resources

        In December 2004, the Company completed a refinancing of substantially all of its existing credit facilities. The existing senior revolving credit facility and senior subordinated notes were replaced by new senior secured credit facilities consisting of a five-year $175.0 million revolving credit facility, a five-year US$108.6 million term loan A credit facility, and a seven-year US$250.0 million term loan B credit facility.

        Revolving Credit Facility    At March 31, 2005 the revolving credit facility provided up to $175.0 million in available committed credit bearing interest at Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points. At March 31, 2005 no amounts were drawn on this facility.

        The Distribution LP revolving credit facility provides up to $25.0 million in borrowings bearing interest at either the Canadian prime rate or the U.S. base rate plus a margin of 100 to 200 basis points, or the Banker's Acceptance rate or the LIBOR rate plus a margin of 200 to 300 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two thirds of the revolving credit facility commitment. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

        In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 million of the term loan facility to the new revolving term credit facility. Additionally, $25.0 million in new credit was authorized, creating a new revolving term credit facility of $50.0 million. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred fees of $1.0 million as a result of the modification to the facilities, which are being deferred and amortized.

        At March 31, 2005, none of Distribution LP's revolving credit facility and none of the revolving term facility have been drawn and Distribution LP had unused credit facilities aggregating $75.0 million.

        Senior Subordinated Notes    The Company had US$300.0 million senior subordinated notes that were to mature December 15, 2009. At any time after December 15, 2004 the Company could redeem all or a portion of the notes at specific redemption prices plus accrued interest to the date of the redemption. In December 2004, as part of the Company's comprehensive refinancing, the senior subordinated notes were repaid.

        Term Loans    Term loans include the Company's five-year US$108.6 million term loan A credit facility and seven-year US$250.0 million term loan B credit facility. Term loans also include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP.

        Advances under the five-year US$108.6 million term loan A credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points. Advances under the seven-year US$250.0 million term loan B credit facility bear interest at the LIBOR rate plus a margin of 175 basis points. The principal amount of all advances under the term loan A and term loan B credit facilities will be repaid in 19 and 27 consecutive quarterly installments, respectively, commencing June 30, 2005.

        On April 22, 2005, the Company made prepayments on both the term loan A and term loan B US$ denominated credit facilities in the amount of US$21.3 million and US$5.7 million, respectively. The prepayments reduced the outstanding balance on the term loan A credit facility from US$108.6 million to US$87.3 million, and the term loan B Credit Facility from US$250.0 million to US$244.3 million.

        In May 2004, Distribution LP's term loan was modified resulting in $25.0 million of the term loan balance being transferred to the new revolving term credit facility. At March 31, 2005, the entire $50.0 million non-revolving term facility held by Distribution LP was drawn. The Distribution LP term loan bears interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Banker's Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The term loan matures on October 15, 2006.

        Capital Expenditures    As at March 31, 2005 the Company had no firm capital expenditure commitments. The Company's capital expenditure budget for Fiscal 2005 will be funded primarily from cash flow from operations.

Long Term Liquidity

        Since the first quarter of fiscal 2002, the Company reduced its net debt, defined as the Company's revolving credit facility, senior subordinated notes and term loans, net of cash, from a peak of $729.7 million to $386.1 million on March 31, 2005. With a continued keen focus on generating free cash flow, the Company successfully completed a refinancing of substantially all of its existing credit facilities. As a result, management expects significant interest expense savings in the future.

        In order to achieve the Company's long-term growth strategy, which may involve the launch of additional specialty television channels and Distribution LP's expansion into continental Europe, additional sources of capital may be required. With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, the Company was able to accelerate debt reduction efforts, and gain a partner to help finance future growth opportunities. Additionally, the Company has historically been successful in securing a committed senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets.

        Management believes that the availability of the current revolving credit facilities, term loans, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Related Party Transactions

        There have been no significant changes in the nature or value of related party transactions since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report for further details of related party transactions.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At May 13, 2005 the Company had 1,005,447 Class A Voting Shares and 42,496,062 Class B Non-Voting Shares outstanding compared to 1,005,447 Class A Voting Shares and 42,488,062 Class B Non-Voting Shares outstanding as at March 31, 2005. The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

Off Balance Sheet Arrangements

        There have been no significant changes in the Company's off balance sheet arrangements since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of the Company's revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 45.7% of our revenues for the three months ended March 31, 2005 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated term loans and expenditures on certain film and television programs. The Company believes its future U.S. dollar cash inflows generated on certain film and television programs will be sufficient to fund the repayment of U.S. dollar indebtedness. As at March 31, 2005, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its revolving credit facility and term loans. As at March 31, 2005, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

Critical Accounting Policies and Estimates

        There have been no significant changes in the Company's accounting policies and estimates since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report.

Accounting Changes and Recent Accounting Pronouncements

        Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report.

        Variable Interest Entities    Effective January 1, 2005, the Company is required to follow Accounting Guideline 15 (AcG 15) — Consolidation of Variable Interest Entities (VIEs). AcG 15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. AcG-15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both.

        Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 1, 2005, the Company implemented AcG 15, retroactively without the restatement of prior periods, and as a result, the Company consolidates non-VIE entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary. The adoption of AcG 15 had no material impact on the Company's statement of earnings.

Financial Instruments

        There have been no significant changes in the Company's financial arrangements since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report.

Industry Risk and Uncertainties

        There have been no significant changes in industry risks and uncertainties since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report.

Use of Non-GAAP Financial Measures

        In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The following discussion defines the measures that the Company uses and explains why management believes they are useful measures of performance:

        Earnings before undernoted (EBITDA) and direct profit    The Company uses EBITDA and direct profit to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, dilution gains, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit is defined as revenue less direct operating expenses, as defined in note 13 to the Company's unaudited interim consolidated financial statements.

        Operating earnings (losses) and net operating earnings (losses)    Operating earnings (losses) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings (losses) is defined as operating earnings (losses), net of an applicable portion of income tax.

        Adjusted EBITDA, adjusted operating earnings (losses), and adjusted net operating earnings (losses)    Earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in Entertainment in Fiscal 2004. Management does not expect to undertake restructuring activities or refinancing activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, the write down of deferred financing costs, and the redemption premium on the senior subordinated notes, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

        Operating cash flow and free cash flow    Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy working capital needs, repay debt and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities.

        While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached consolidated financial statements. In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. EBITDA, direct profit, operating earnings (losses), net operating earnings (losses), adjusted EBITDA, adjusted operating earnings (losses) and adjusted net operating earnings (losses) have been reconciled to their related Canadian GAAP measures on pages 23 to 24. Operating cash flow and free cash flow have been reconciled to their related Canadian GAAP measures on page 24.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian GAAP, to EBITDA, direct profit, operating earnings, net operating earnings, adjusted EBITDA, adjusted operating earnings, and net adjusted operating earnings for the three months ended March 31, 2005 and 2004 (in millions of Canadian dollars):

	2005	2004
	(unaudited)	(unaudited)
Net earnings (loss) for the period, as reported under Canadian GAAP	23.2	(2.0)
Add: Discontinued operations, net of tax	—	0.8
Provision for income taxes	6.7	3.1
Foreign exchange losses	1.3	2.6
Investment gains, net	—	(0.3)

Earnings from operations before undernoted and discontinued operations (operating earnings)	31.2	4.2

Add: Minority interest	(1.7)	7.8
Interest	5.5	14.6
Amortization, including development costs charges	3.7	6.5

EBITDA	38.7	33.1

Add: Operating expenses	39.6	32.9

Direct profit	78.3	66.0

Operating earnings	31.2	4.2
Less: Provision for income taxes on operating earnings	7.0	3.6

Net operating earnings	24.2	0.6

Operating earnings	31.2	4.2
Add: Restructuring items in amortization, including development costs charges	—	1.7
Restructuring items included in operating expenses	—	0.5

Adjusted operating earnings	31.2	6.4

Adjusted operating earnings	31.2	6.4
Less: Provision for income taxes on adjusted operating earnings	7.0	4.4

Adjusted net operating earnings	24.2	2.0

EBITDA	38.7	33.1
Add: Restructuring items included in operating expenses	—	0.5

Adjusted EBITDA	38.7	33.6

        The following table presents a reconciliation of diluted net earnings (loss) per common share, as reported under Canadian GAAP, to diluted net earnings (loss) from operations before undernoted per common share, net of applicable taxes (net operating earnings (loss) per common share) and to adjusted net operating earnings (loss) per common share for the three months ended March 31, 2005 and 2004:

	2005	2004
	(unaudited)	(unaudited)
Net earnings (loss) per common share, as reported under Canadian GAAP	0.52	(0.05)
Discontinued operations, net of income taxes of nil (March 31, 2004 — nil)	—	0.02

Net earnings (loss) per common share before discontinued operations, as reported under Canadian GAAP	0.52	(0.03)

Foreign exchange losses, net of income taxes of $0.3 million (March 31, 2004 — $0.5 million)	0.03	0.05
Investment gains, net of income taxes of nil (March 31, 2004 — nil)	—	(0.01)

Net operating earnings per common share	0.55	0.01

Net operating earnings per common share	0.55	0.01
Restructuring items in amortization, including development costs charges, net of income taxes of nil (March 31, 2004 — $0.6 million)	—	0.03
Restructuring items included in operating expenses, net of income taxes of nil (March 31, 2004 — $0.2 million)	—	0.01

Adjusted net operating earnings per common share	0.55	0.05

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months ended March 31, 2005 and 2004 (in millions of Canadian dollars):

	2005	2004
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	45.6	9.8
Less: Net changes in other non-cash balances related to operations	22.3	8.2
Add: Investment in property and equipment	(1.6)	(0.9)
Operating cash flow(1)	21.7	0.7
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP(1)	45.6	9.8
Add: Cash and cash equivalents used in investing activities	(1.0)	(0.5)

Free cash flow(1)	44.6	9.3

Note:

(1)
Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy its working capital needs, repay debt, and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities. Operating cash flow and free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to cash and cash equivalents provided by (used in) operating activities or other measures of performance calculated in accordance with Canadian GAAP.

        Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.

QuickLinks

Alliance Atlantis Reports First Quarter Financial Results
ALLIANCE ATLANTIS COMMUNICATIONS INC. MANAGEMENT REPORT
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED BALANCE SHEETS (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) For the three months ended March 31, (unaudited) (in millions of Canadian dollars — except per share amounts)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF DEFICIT For the three months ended March 31, (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF CASH FLOW For the three months ended March 31, (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2005 (unaudited) (in millions of Canadian dollars, except per share amounts)
ALLIANCE ATLANTIS COMMUNICATIONS INC. SUPPLEMENTAL INFORMATION For the three months ended March 31, (unaudited)
TABLE OF CONTENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS